

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2022

Rafael Museri
Chief Executive Officer
Selina Holding Company, UK Societas
6th Floor, 2 London Wall Place
Barbican, London EC2Y 5AU
England

   Re: Selina Holding Company, UK Societas
    Amendment No. 1 to
    Draft Registration Statement on Form F-4
    Submitted April 1, 2022
    CIK No. 0001909417

Dear Mr. Museri:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to comments in our letter dated March 7, 2022.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4

Interests of BOA's Directors and Officers in the Business Combination, page 31

1. We note your response to comment 5. Please include the current value of the securities held by the Sponsor. You disclose on page 33 that the Sponsor, your officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating the Business Combination, and repayment of any other loans. Please quantify any such out-of-pocket expenses, loans or other fees.

Risk Factors, page 47

2.   We note your response to comment 8. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Further, it appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

3.   We note your response to comment 8. Starting on page 194 you disclose the right of Selina security holders to convert their debt and/or warrants into Selina Ordinary Shares upon the occurrence of certain triggering events, such as a qualifying equity financing or the consummation of the business combination. Please disclose whether these security holders are able to convert their securities in connection with the business combination or PIPE Investment and, if so, describe the potential dilution to non-redeeming shareholders.

Long-Term Growth Opportunity, page 116

4.   We note your response to comment 10. Please include your response to the comment in the filing and tell us why you did not include the projections in the Rule 425 prospectus filed on January 20, 2022 in the filing.

Conflicts of Interest, page 124

5.   We note your response to comment 6. Please describe any interest in, or affiliation with, Selina. Clarify how the board considered those conflicts in negotiating and recommending the business combination. We note, for example, your disclosure on page 108 regarding Mr. Friedman's consulting arrangement with Selina.

BOA's Business, page 143

6.   We note your disclosure on page 144 that the BOA Initial Stockholders, Selina and/or its affiliates may purchase BOA Class A Common Stock in privately negotiated transactions or in the open market and that the purpose of any such purchases could be to vote such shares in favor of the Business Combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. For guidance, see Compliance and Disclosure Interpretations (Tender Offers and Schedules) Question 166.01.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Selina
Non-IFRS Financial Measures, page 191

7.   We have considered your response to comment 14. It appears that your rent adjustment represents cash rent payments as reflected in the lease liability schedule disclosed on page F-39. Please tell us whether your lease agreements are subject to any free rent periods,

concessions or other similar terms that would cause cash basis rents to vary significantly from period to period.

Certain Relationships and Related Party Transactions, page 223

8.   Please describe the material terms of the conditional backstop.

Certain Material U.S. Federal Income Tax Considerations, page 231

9.   We note your response to comment 17. We reissue the comment as the disclosure on page 235 makes clear the business combination is intended to qualify as a tax free reorganization. Please disclose your receipt of a tax opinion and file it as an exhibit. If the tax opinion is a "should" or "more likely than not" opinion, revise your risk factor disclosure on page 84 to discuss the opinion. For guidance, see Staff Legal Bulletin No. 19, Section III. Also clarify the federal income tax consequence disclosure on pages 15, 21 and 30.

Description of Selina Warrants, page 258

10.   We note your response to comment 9. Please clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

General

11.   We note the interview with Selina CEO & Co-Founder Rafael Museri published by Exec Edge dated April 4, 2022; however, it appears that a Rule 425 prospectus was not filed. Please advise.

        You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Ben Stein